ADVANCED SERIES TRUST

655 Broad Street, 17th Floor

Newark, New Jersey 07102

December 17, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:	Advanced Series Trust: File Nos. 033-24962 and 811-05186
AST Quantitative Modeling Portfolio

Dear Mr. Oh:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on December 14, 2021. Such comments relate to the Registrant's preliminary Proxy Statement on Schedule 14A (the Proxy Statement), which was filed with the Commission on December 3, 2021. The definitive Proxy Statement will be used in connection with the special meeting of the beneficial shareholders of AST Quantitative Modeling Portfolio (the Portfolio), a series of the Registrant, that will be held on February 16, 2022.

For your convenience, a summary of the Staff's comments is included herein and the responses are keyed accordingly, as set forth below. The responses will be included in the definitive Proxy Statement that will be filed on December 17, 2021.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Proxy Statement. The Staff's comments, and the Registrant's responses are set forth below.

1.Comment: Please respond to all comments in a correspondence letter. Please remove any brackets and fill in any blanks in the final version of the Proxy Statement. In addition, where the comment applies to disclosure that appears in other portions of the Proxy Statement, please make corresponding changes to those sections.

Response: The Registrant submits that it has removed all brackets and has provided all missing information as part of the final version of the Proxy Statement. In addition, where the comment applies to disclosure that appears in other portions of the Proxy Statement, the Registrant submits corresponding changes were made to those additional portions.

2.Comment: In the second bullet of the Dear Shareholder Letter, the disclosure focuses on the proposed changes will result in increased liquidity. Provide additional detail as it pertains to the overlay sleeve either in the Dear Shareholder Letter or another section of the proxy statement.

Response: The Registrant has reviewed the disclosure surrounding the overlay sleeve. The Registrant has added clarifying disclosures as part of Question 4 in the Questions and Answers

3.Comment: In the third bullet of the Dear Shareholder Letter, the disclosure notes that the proposed changes are expected to decrease the Portfolio's net operating expense ratio. While the net operating expense ratio is decreasing, the gross operating expense ratio is increasing. Please indicate that the gross operating ratio is increasing. In addition, please add disclosure that addresses the implementation of a contractual fee waiver.

Response: The Registrant has reviewed the disclosure surrounding the net operating expense ratio. The Registrant has added clarifying disclosure that notes that the gross operating expense ratio is increasing. In addition, the Registrant has added disclosure that acknowledges the implementation of the contractual fee waiver. The Registrant submits that where the comment applies to disclosure that appears in other portions of the Proxy Statement, the Registrant submits corresponding changes were made to those additional portions.

4.Comment: Unless it is applicable, please remove the reference to variable life insurance policy from the Dear Shareholder Letter.

Response: The Registrant has removed the reference as it is not applicable to this Proxy Statement.

5.Comment: With respect to Question 8 in the Questions and Answers portion of the Proxy Statement, please provide the estimated transaction costs as part of the response and include a cross reference to the Transition Expenses section.

Response: The Registrant submits that the estimated transactions costs and a cross-reference to the Transition Expenses section of the Proxy Statement are included in the answer to Question 8.

6.Comment: With respect to Question 11 in the Questions and Answers portion of the Proxy Statement, please clarify that previously submitted voting instructions may be revoked by written instruction and/or changed by any of the voting methods described in the Proxy Statement.

Response: The Registrant has modified the disclosure to add the revised language.

7.Comment: With respect to Question 12 in the Questions and Answers portion of the Proxy Statement, please confirm the website address has been verified

Response: The Registrant confirms the website address is accurate.

8.Comment: In the second bullet of the Notice, the disclosure indicates that the proposed changes will result in an overlay sleeve that will improve liquidity. Provide additional detail on how this proposal will improve liquidity.

Response: The Registrant has reviewed the disclosure surrounding liquidity. The Registrant has added clarifying disclosures.

9.Comment: On page 1 of the Proxy Statement that provides Voting Information, please elaborate on what is deemed to be proper revocation of voting instructions or cross reference to the relevant information in the Proxy Statement.

Response: The Registrant has reviewed the disclosure and has included a cross reference to the Voting Information Section of the Proxy Statement.

10.Comment: On page 1 of the Proxy Statement that provides Voting Information, the disclosure states that it is expected that the presence of the Insurance Companies will be sufficient to constitute a quorum. Briefly explain why this constitutes a quorum.

Response: The presence, via remote communication or by proxy, of at least one-third of the shares of the Portfolio entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting with respect to the Portfolio. As the Portfolio is an insurance fund, the Insurance Companies own more than one-third of the shares of the Portfolio. As such, presence by the Insurance

Companies at the Meeting is expected to be sufficient to constitute a quorum for the transaction of business at the Meeting with respect to the Portfolio.

11.Comment: On page 3 of the Proxy Statement, please revise the statement that states "[d]istribution of this Proxy Statement to the Insurance Companies and to Contract Owners is scheduled to begin on or about December 28, 2021" to state that "[t]he mailing of this Proxy Statement to the Insurance Companies and to Contract Owners is scheduled to begin on or about December 28, 2021"

Response: The Registrant has made the modification.

12.Comment: On page 4 of the Proxy Statement, disclose more detail on the relief granted making it clear that the order permits the entering into and materially amending subadvisory agreements without shareholder approval. In addition, supplementally provide the file numbers and the dates for the notice that applies to this relief.

Response: The Registrant has added the requested disclosures. The Trust operates under an Exemptive Order with respect to non-affiliated subadvisers (The Target Portfolio Trust, et al., Investment Company Act Release Nos. 22139 (August 13, 1996) (notice) and 22215 (September 11, 1996) (order) (File no. 812-10208) and a separate Exemptive Order with respect to affiliated subadvisers (Prudential Global Total Return Fund, Inc., et al., Investment Company Act Release Nos. 31342 (November 20, 2014) (notice) and 31377 (December 16, 2014) (order) (File no. 812-14159).

13.Comment: On page 6 of the Proxy Statement, include additional disclosure that elaborates on what is meant by "core/satellite approach."

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

14.Comment: On page 6 of the Proxy Statement, include additional disclosure that elaborates on why it is the case that the overlay sleeve during normal market conditions permits greater flexibility to efficiently manage asset allocation and provide improved liquidity in times of market stress.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosure on how the overlay sleeve will permit greater flexibility to efficiently manage asset allocation and provide improved liquidity in times of market stress.

15.Comment: On page 6 of the Proxy Statement, please clarify if additional factors that weighed against the proposals were considered by the Board of Trustees. If yes, please include those factors within the Board Considerations section of the Proxy Statement.

Response: The Registrant has considered the comment and respectfully declines to make any changes in response to the Staff's comment as the Registrant believes the disclosure includes in reasonable detail the material factors considered by the Board and the Board's conclusions thereto in satisfaction of Item 22(c)(11) of Schedule 14A.

16.Comment: On page 6 of the Proxy Statement, please clarify why the Board was satisfied with the performance information it received.

Response: The Registrant has considered the comment and respectfully declines to make any changes in response to the Staff's comment as the Registrant believes the disclosure includes reasonable details of the performance information that was considered.

17.Comment: In the "Comparative Fee and Expense Information" section of the Proxy Statement, please include disclosure that the tables do not reflect contract fees and expenses and, if included, the expenses shown would be higher.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

18.Comment: In the Annual Portfolio Operating Expenses table of the Proxy Statement, please note the termination date for both waivers referenced. In addition, please confirm the table is accurate and supplementally explain how the Waiver results in a waiver of 0.23%. This Comment applies to Proposals 1 and 2.

Response: The Registrant has reviewed the contractual waivers and confirms that, if applicable, the waivers reflect the appropriate termination date. In addition, the Registrant affirms that the table is accurate and reflects the accurate fee waiver/expense reimbursement amount.

The fee waiver/expense reimbursement amount consists of a (i) contractual fee waiver of 0.02% (noted in the footnote) and (ii) contractual fee waiver of 0.21% which is a result of the portion of the management fee and distribution fee that is waived as a result of fees received from other portfolios of the Trust (underlying portfolios). As it pertains to the second waiver, while the percentage may change as a result of the specific investments in underlying portfolios, this waiver will remain in place so long as the Portfolio invests in underlying portfolios. As a result, the waiver does not have a termination date.

19.Comment: In the "Comparative Management Fee Information for the Period Ended June 30, 2021" section of the Proxy Statement, please confirm that the information referenced is accurate and consistent with Item 22(c)(9).

Response: The Registrant has reviewed the disclosure and has revised the percentage amount that pertains to the difference between the aggregate amounts during the twelve-month year ended June 30, 2021.

20.Comment: In the "Expense Examples" section of the Proxy Statement, please revise the statement "The Expense Examples also assume that your investment has a 5% return each year, that the Portfolio's total operating expenses remain the same, and that no expense waivers and reimbursements are in effect" to reflect that proforma information should reflect the contractual fee waivers.

Response: The Registrant has reviewed the disclosure and has removed the following statement "and that no expense waivers and reimbursements are in effect" from the sentence.

21.Comment: As it pertains to the Relationship Pricing arrangement for PGIM Quant Solutions, please elaborate on what is meant that the discount only applies to the managed security selection fee schedule.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

22.Comment: As part of the fee aggregation language for PGIM/PGIM Limited, please add disclosure that explains the relationship between PGIM and PGIM Limited.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

23.Comment: As it pertains to the calculation of the Effective Contractual Fee Rate, the Registrant noted that '[t]he effective rate for Jennison is based on $100 million in potential assets." Please supplementally explain how the $100 million in potential assets amount was selected.

Response: The Registrant selected the amount of $100 million for the purpose of point reference in demonstrating the effective rate. However, the Registrant does not anticipate an initial allocation.

24.Comment: In the "Description of Principal Investment Strategy Changes" section, please remove the reference to "as a result of the Portfolio Repositioning" when addressing the reference that the Portfolio invests in approximately 25% of its assets in the Underlying Portfolios. In addition, please include the reference that the Portfolio invests in approximately 25% of its assets in the Underlying Portfolios in the first part of the Proxy Statement.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

25.Comment: In the "Description of Principal Investment Strategy Changes" section, include additional disclosure that elaborates on what is meant by "core/satellite approach."

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

26.Comment: In the "Description of Principal Investment Strategy Changes" section, please confirm that the liquidity strategy may also invest in ETFs for additional exposure to relevant markets. If that is true, please reference this information in the first part of the Proxy Statement.

Response: The Registrant confirms the liquidity strategy may invest in ETFs. The Registrant confirms that the reference has been added in earlier sections of the Proxy Statement.

27.Comment: In the "Information About the New Subadvisers" section of the Proxy Statement, please include PGIM Limited specific information

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

28.Comment: In the "New Portfolio Managers for Repositioned" section of the Proxy Statement, please include information that pertains to PGIM Limited.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

29.Comment: Please confirm that once the Repositioning is implemented, the Registrant will file Information Statement pursuant to Schedule 14C under the Securities Exchange Act of 1934.

Response: The Registrant confirms.

30.Comment: In the "Required Shareholder Vote" section of the Proxy Statement, please add the following sentence to the first paragraph: "In order to vote the Shares in favor of the proposals, the voting instruction card must be signed, dated, timely returned, and marked to indicate voting instructions."

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

31.Comment: Please include the contact information in order to receive instructions.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

32.Comment: In Exhibit C of the Proxy Statement, please include "votes" as part of the statements referring to Shares Outstanding.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

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Should you have any questions or comments with respect to the foregoing, please contact me at 973-367-7659. Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Melissa Gonzalez Melissa Gonzalez